Exhibit 21.1

Subsidiaries of Imperva, Inc.

Name of Subsidiary	Jurisdiction of Incorporation	Name Under Which Subsidiary Conducts Business

Imperva Ltd.	Israel	Imperva Ltd.
Imperva UK Ltd	United Kingdom	Imperva UK Ltd
Imperva Italy SRL	Italy	Imperva Italy SRL
Imperva France SARL	France	Imperva France SARL
Imperva B.V.	The Netherlands	Imperva B.V.
Imperva Singapore Pte. Ltd.	Singapore	Imperva Singapore Pte. Ltd.
Imperva Japan K.K.	Japan	Imperva Japan K.K.
Imperva Australia Pty Ltd	Australia	Imperva Australia Pty Ltd
Incapsula, Inc.	Delaware	Incapsula, Inc.
Incapsula, Ltd.	Israel	Incapsula, Ltd.